UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Aerohive Networks, Inc.

(Name of Subject Company)

Clover Merger Sub, Inc.

(Offeror)

a wholly-owned subsidiary of

Extreme Networks, Inc.

(Offeror)

(Name of Filing Persons and Offerors)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

007786106

(Cusip Number of Class of Securities)

Katayoun (“Katy”) Motiey

Chief Administrative Officer, General Counsel and Corporate Secretary

6480 Via del Oro

San Jose, California

(408) 579-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Tad Freese

Mark Bekheit

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$284,682,044.74	$34,503.46

*

Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding (i) 57,385,708, the number of outstanding shares of Aerohive Networks, Inc. common stock, multiplied by $4.45, the offer price, (ii) 768,871, the number of shares of common stock issuable pursuant to outstanding and vested options with an exercise price less than the offer price of $4.45 per share, multiplied by $3.09, which is the offer price of $4.45 minus the weighted average exercise price for such options of $1.36 per share, (iii) 0, the number of shares of common stock issuable pursuant to outstanding and unvested options with an exercise price less than the offer price of $4.45 per share, (iv) 5,207,345 shares of common stock underlying restricted stock units, multiplied by the offer price of $4.45 per share, and (v) 846,986, the number of shares of common stock underlying performance-based restricted stock units, multiplied by the offer price of $4.45 per share. The foregoing share figures have been provided by the issuer to the offerors and are as of July 8, 2019, the most recent practicable date.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2019, issued August 24, 2018, by multiplying the transaction value by 0.0001212.

☐

Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by Clover Merger Sub, Inc. (the “Purchaser”), a Delaware corporation and wholly-owned subsidiary of Extreme Networks, Inc. (“Extreme”), a Delaware corporation, to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Aerohive Networks, Inc. (“Aerohive”), a Delaware corporation, at a price of $4.45 per Share, in cash, without interest and subject to any applicable withholding of taxes, upon the terms and subject to the conditions described in the offer to purchase, dated July 12, 2019 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer.”

Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002(a) through (c)

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Aerohive Networks, Inc., a Delaware corporation. Aerohive’s principal executive offices are located at 1011 McCarthy Boulevard, Milpitas, California 95035. Aerohive’s telephone number at such address is (408) 510-6100.

(b) The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 6 — “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003(a) through (c)

(a)-(c) This Schedule TO is filed by Extreme and the Purchaser. The information set forth in Section 8 — “Certain Information Concerning Extreme and the Purchaser” in the Offer to Purchase and in Annex A of the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004(a)

For purposes of subsection (a)(1)(i)-(viii), (x) and (xii), the information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Introduction

Section 1 — “Terms of the Offer”

Section 2 — “Acceptance for Payment and Payment for Shares”

Section 3 — “Procedures for Accepting the Offer and Tendering Shares”

Section 4 — “Withdrawal Rights”

Section 5 — “Material U.S. Federal Income Tax Consequences of the Offer and Merger”

Section 11 — “The Merger Agreement; Other Agreements”

Section 13 — “Certain Effects of the Offer”

Section 15 — “Conditions to the Offer”

Section 16 — “Adjustments to Prevent Dilution”

Subsections (a)(1)(ix) and (xi) are not applicable.

For purposes of subsections (a)(2)(i)-(v) and (vii) the information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Introduction

Section 1 — “Terms of the Offer”

Section 5 — “Material U.S. Federal Income Tax Consequences of the Offer and Merger”

Section 10 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Aerohive”

Section 11 — “The Merger Agreement; Other Agreements”

Section 12 — “Purpose of the Offer; Plans for Aerohive”

Section 13 — “Certain Effects of the Offer”

Section 16 — “Adjustments to Prevent Dilution”

Subsection (a)(2)(vi) is not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005(a) and (b)

The information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Introduction

Section 8 — “Certain Information Concerning Extreme and the Purchaser”

Section 10 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Aerohive”

Section 11 — “The Merger Agreement; Other Agreements”

Section 12 — “Purpose of the Offer; Plans for Aerohive”

Annex A

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006(a) and (c)(1) through (7)

For purposes of subsections (a), (c)(1) through (7), the information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Introduction

Section 6 — “Price Range of Shares; Dividends”

Section 11 — “The Merger Agreement; Other Agreements”

Section 12 — “Purpose of the Offer; Plans for Aerohive”

Section 13 — “Certain Effects of the Offer”

Section 14 — “Dividends and Distributions”

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007(a), (b) and (d)

The information set forth in Section 9 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference in this Schedule TO.

Item 8.	Interests in Securities of the Subject Company.

Regulation M-A Item 1008

The information set forth in Section 8 — “Certain Information Concerning Extreme and the Purchaser” of the Offer to Purchase and in Annex A of the Offer to Purchase is incorporated herein by reference in this Schedule TO.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009(a)

The information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Section 18 — “Fees and Expenses”

Item 10.	Financial Statements.

Regulation M-A Item 1010(a) and (b)

Not applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011(a) and (c)

For purposes of subsection (a), the information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

Section 1 — “Terms of the Offer”

Section 8 — “Certain Information Concerning Extreme and the Purchaser”

Section 10 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Aerohive”

Section 11 — “The Merger Agreement; Other Agreements”

Section 12 — “Purpose of the Offer; Plans for Aerohive”

Section 13 — “Certain Effects of the Offer”

Section 15 — “Conditions to the Offer”

Section 17 — “Certain Legal Matters; Regulatory Approvals”

Section 19 — “Miscellaneous”

For purposes of subsection (c) the information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

See Exhibit Index.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2019

CLOVER MERGER SUB, INC.

By:	/s/ Katayoun (“Katy”) Motiey
	Name:	Katayoun (“Katy”) Motiey
	Title:	President and Chief Executive Officer

EXTREME NETWORKS, INC.

By:	/s/ Katayoun (“Katy”) Motiey
	Name:	Katayoun (“Katy”) Motiey
	Title:	Chief Administrative Officer, General Counsel and Corporate Secretary

EXHIBIT INDEX

Index No.

(a)(1)(i)	Offer to Purchase dated July 12, 2019.

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Summary Advertisement as published in The New York Times on July 12, 2019.

(a)(5)(i)	Joint press release issued by Aerohive Networks, Inc. and Extreme Networks, Inc. announcing the signing of the Agreement and Plan of Merger on June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).

(a)(5)(ii)	Presentation to investors on June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).

(a)(5)(iii)	Transcript of portions of the conference call held by Extreme Networks, Inc. on June 26, 2019 and relating to the proposed acquisition of Aerohive Networks, Inc. (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).

(a)(5)(iv)	Letter to both Aerohive Networks, Inc. and Extreme Networks, Inc. customers dated June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).

(a)(5)(v)	Letter to both Aerohive Networks, Inc. and Extreme Networks, Inc. partners dated June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).

(a)(5)(vi)	Letter to Extreme Networks, Inc. employees dated June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).

(a)(5)(vii)	Letter to Aerohive Networks, Inc. employees dated June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).

(a)(5)(viii)	Letter to Extreme Networks, Inc. customers dated June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).

(a)(5)(ix)	Letter to Extreme Networks, Inc. partners dated June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).

(a)(5)(xi)	Extreme Networks, Inc. and Aerohive Networks, Inc. Customer Q&A dated June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).

(a)(5)(xii)	Aerohive Networks, Inc. Employee Q&A dated June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).

(a)(5)(xiii)	Extreme Networks, Inc. Employee Q&A dated June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).

(a)(5)(xiv)	Extreme Networks, Inc. and Aerohive Networks, Inc. Investor Q&A dated June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).

(a)(5)(xv)	Extreme Networks, Inc. and Aerohive Networks, Inc. Partner Q&A dated June 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Extreme Networks, Inc. with the SEC on June 26, 2019).

Index No.

(a)(5)(xvi)	Press release issued by Extreme Networks, Inc. announcing commencement of the Offer on July 12, 2019.

(b)	Commitment Letter, dated June 26, 2019, by and between Bank of Montreal, BMO Capital Markets Corp. and Extreme Networks, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Extreme Networks, Inc. with the SEC on June 26, 2019).

(d)(1)	Agreement and Plan of Merger, dated June 26, 2019, by and among Extreme Networks, Inc., Clover Merger Sub, Inc. and Aerohive Networks, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Extreme Networks, Inc. with the SEC on June 26, 2019).

(d)(2)	Mutual Non-Disclosure Agreement, dated April 8, 2019 and effective April 1, 2019, by and between Extreme Networks, Inc. and Aerohive Networks, Inc.

(d)(3)	Tender and Support Agreement, dated June 26, 2019, by and among Extreme Networks, Inc., Merger Sub, Inc., David K. Flynn, Frank Marshall, John Gordon Payne, Remo Canessa, Curt Evander Garner III, Conway “Todd” Rulon-Miller and Ingrid Burton (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Extreme Networks, Inc. with the SEC on June 26, 2019).

(d)(4)	Letter Agreement, dated June 1, 2019, by and between Aerohive Networks, Inc. and Extreme Networks, Inc.

(g)	Not Applicable.

(h)	Not Applicable.